Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC Mail Processing
Section

SEP 11 2009

Washington, DC
110

4 September 2009

09047016

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hatfull

Andrew M Knox
Public Officer

Enc.

dlw
9/30

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Manaia-1 Appraisal Well: 4 September 2009

Cue advises that since the last report the Manaia appraisal well has drilled to a depth of 6394 mMD in 12-1/4" hole. The target Mangahewa sandstone was intersected on prognosis at 6324mMD. Based on mud logging and logging while drilling (LWD) data it is interpreted to contain hydrocarbons. As at 0600 on 4 September 2009 the drill pipe is being back reamed out of the hole in preparation for setting 9 5/8"casing. After that a 1000m horizontal section will be drilled through the reservoir.

The Manaia field is located approximately 10km SW of the Maari Field in Exploration Permit PEP 38413 in the offshore Taranaki Basin New Zealand. The field was discovered in 1970 by the Maui-4 well. The well intersected an oil accumulation in the Mangahewa Formation reservoir which tested at 575 BOPD.

The Manaia-1 appraisal well is being drilled as an extended reach well from the Maari WHP using the *Ensco 107* jack-up rig. It is scheduled to take about 45 days to drill. It is expected to confirm the presence of the oil column established by the Maui-4 exploration well. If hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production.

The participants in the Manaia-1 appraisal well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%
(*a wholly owned subsidiary of Horizon Oil Limited (HZN)*)	

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4 September 2009